EXHIBIT 99(a)

                                GEOLOGICAL REPORT



                                     on the

                                  GOLDEN CLAIM

                            LILLOOET MINING DIVISION
                                BRITISH COLUMBIA

                                  N.T.S. 92J/15

                LATITUDE 50151'45"N     LONGITUDE 122148'50"W

                           THE BRALORNE MINING COMPANY
                         SUITE 114 - 2274 FOLKSTONE WAY
                          WEST VANCOUVER, B.C., V7S 2X7
                                     CANADA

                                       BY
                              CALVIN CHURCH, P.GEO.
                                 VANCOUVER, B.C.
                                FEBRUARY 3, 1999

                                     SUMMARY


The Golden claim consists of one 18 unit metric claim situated within the Bridge River gold camp near the town of Gold Bridge, 160 kilometres north of Vancouver, British Columbia. The property is 100% owned by The Bralorne Mining Company.

The Bridge River camp is host to 73 documented mineral localities two of which contained substantial tonnage of gold and silver ore. The Bralorne and Pioneer former mines produced 4.15 million ounces of gold and 0.95 million ounces of silver, from 7.9 million tons of ore grading 0.53 oz/ton gold and 0.12 oz/ton silver, between 1899 and 1971 (principle production was from 1932-1971). Total gold production from the former producing mines in the Bridge River camp remain foremost in British Columbia's history.

Regional patterns of metal zonation across the eastern flank of the Coast Plutonic Complex divide the camp into gold rich and silver rich deposits related to the proximity with the central plutons. 'Congress type' mineralization, represented by low gold-silver ratios and antimony rich ores, developed distal to coast granitic intrusives in shear zones and Tertiary porphyry dykes. Mineralization at the Bralorne and Pioneer mines consist of gold and arsenopyrite bearing quartz veins filling in echelon tension fractures in the Bralorne diorite and Pioneer greenstones. The Golden property is located in a transition zone between gold-arsenic rich and silver-antimony rich zones. Although economic mineralization has not yet been identified on the property, soil geochemical sampling has defined one multielement geochemical anomaly and several north-south trending VLF- EM conductors within altered volcanic and sedimentary rocks.

An exploration program including reconnaissance mapping, prospecting and geochemical sampling is recommended to determine the extent of the mineralizing system on the Golden property. Further programs of trenching and drilling are recommended contingent on favorable results of each preceding exploration phase.

                                TABLE OF CONTENTS

                                                                      Page

Summary                                                                 i
         1.0     Introduction                                           1
         1.0     Location, Access and Physiology                        1
         1.0     Claim Status                                           1
         1.0     History                                                2
         1.0     Regional Geology                                       4
                 5.1    Stratigraphy                                    5
                 5.2    Intrusives                                      6
                 5.3    Structure                                       7
         6.0     Mineralization in the Bridge River Camp                8
         6.1     Metal Zoning Patterns                                  9
         7.0     Property Geology                                      10
         8.0     Conclusions                                           12
         9.0     Recommendations                                       13
         10.0    References                                            14



                                 LIST OF FIGURES

                                                                    Page after

Figure I  - Location Map                                                 1
Figure 2  - Claim Map                                                    2

Figure 3  - Regional Geology                                             4
Figure 3a - Legend to Figure 3                                           4

Figure 4  - Metal Distribution Patterns                                  9
Figure 5  - Property Geology                                            10
Figure 5a - Legend to Figure 5                                          10


                                 LIST OF TABLES

                                                                      Page

Table 4.0 -  Production from the Bridge River Camp                       3


                               LIST OF APPENDICES

Appendix I - Statement of Qualifications

1.01 INTRODUCTION
-----------------

The writer was retained by The Bralorne Mining Company of North Vancouver, British Columbia, to summarize the geology and mineral potential on the Golden claim near Goldbridge, B.C. The property was staked March 17, 1998 when the previous owners let the claims lapse. The claim covers 18 metric units (450 ha) located within the Bridge River Gold Camp near the historic Bralorne-Pioneer Mine. The Bralorne-Pioneer Property represents the largest single gold producer in B.C., having produced over 4 million ounces (130,000 kg) of gold from ore averaging 0.53 oz/ton during the period 1932-1971. Avino Mines and Resources Ltd. and Bralorne-Pioneer Gold Mines Ltd. are considering reactivating the mine that has near surface reserves (above 800 level) of 432,500 tonnes grading 10.63 g/tonne Au.

The present report summarizes geology and mineralization in the Bridge River mining camp and potential for discoveries on the Golden claim. All of the material presented is from a literature search of B.C. Department of Mines annual reports and papers, G.S.C Memoir 213, BCGS maps and Assessment Report filings with the B.C. Department of Mines. The author carried out aerial reconnaissance while staking the property on March 17, 1998 however no fieldwork was accomplished due to snowcover at that time.


1.02 LOCATION, ACCESS AND PHYSIOLOGY
------------------------------------

The Golden claim is located approximately 180 kilometres north of Vancouver and 200 metres east of the town of Gold Bridge in southwestern British Columbia. The geographical centre of the claim is given by the U.T.M. coordinates 513100E, 5634300N (Lat. 50o51'45"N, Long. 122o48'50"W) on N.T.S. mapsheet 92J/15. The town of Gold Bridge can be accessed by all weather gravel road (highway #40B) from Lillooet or via the Hurley River forestry road from Pemberton. Access to the north end of the claim is gained by following the logging road east of Gold Bridge for four kilometres on the south side of Carpenter Lake. Turn south from the junction at this point and follow the road leading to McDonald Lake (3 km) for access to the east side of the claim.

                                 (FIGURE No. 1)

                                  GOLDEN CLAIM

                                  LOCATION MAP

                                 (Not Included)

The property is situated at the northwest end of the Bendor Range within the Coast Mountains where steeply forested northwest facing slopes range from 2200 feet to 4000 feet in elevation. The winters are cold with generally high snowfall accumulations and summers are hot and dry.


3.0 CLAIM STATUS
----------------

The Golden claim was staked by Edward Skoda and is registered in the Lillooet Mining Division of British Columbia. The claim was then sold to The Bralorne Mining Company, of West Vancouver B.C., who own the claim outright. Mineral tenure is secure for one year from the date of staking as described below. The position of the claim relative to others in the area can be seen in Figure 2.

Claim Name         Tenure No.    Units        Expiry Date
----------         ----------    -----        -----------
Golden               361742       18          March 17,1999


4.0 HISTORY
-----------

The first occurrence of gold in the Bridge River area was recorded in 1863, when Chinese prospectors found placer deposits in the Bridge River. In 1896, the first Lode claims were located on sub-outcropping quartz fissure veins. Subsequent discoveries continued until larger U.S. and Canadian interests began to gain control of the fragmented mining properties during the 1920's.

Most production from the camp came from the Bralorne and Pioneer mines which saw production levels peak during the 1930's and 40's. In 1959, with reserves depleted and closure imminent, Pioneer Gold Mines amalgamated with Bralorne mines. By 1971 Bralorne mines suspended operations due to the high costs of mining at increasing depths. Combined, the Bralorne and Pioneer mines produced more gold than any other mine in British Columbia's history. During the period 1900-1971 production totaled

                                  FIGURE No. 2

                                   (CLAIM MAP)

                                 (Not Included)

4,154,119 ounces of gold and 950,510 ounces of silver from 7,931,000 tons of ore averaging 0.53 ounces/ton recovered gold.

Total production figures for the Bridge River mining camp reveal it has been the biggest producer of gold in British Columbia's history. Of the over 73 documented mineral occurrences in the camp only five have achieved significant production. figures for these mines are tabled below (Church, 1987).

TABLE 4.0 - PRODUCTION FROM THE BRIDGE RIVER CAMP
===============================================================================
                          GOLD         SILVER      COPPER      LEAD      ZINC
MINE         TONNES       (kg)         (kg)        (kg)        (kg)      (kg)
-------------------------------------------------------------------------------
Congress     943          2.5          1.3         38         ------     -----
-------------------------------------------------------------------------------
Wayside      36,977       166.0        26.0        ------     ------     -----
-------------------------------------------------------------------------------
Minto        79,073       546.0        1,573.0     9,673      56,435     -----
-------------------------------------------------------------------------------
Pioneer      2,240,552    41,475.0     7,611.0     ------     59         139
-------------------------------------------------------------------------------
Bralorne     4,954,473    87,759.0     21,969.0    ------     157        -----
===============================================================================

During early exploration of the Bridge River camp a number of small vein showings were worked along the south shore of Carpenter Lake. Small-scale production of silver-gold- antimony ores was achieved in the 1930's and 40's from the Kelvin, Olympic and Reliance occurrences. In 1986, Menika Mining Co. Ltd. initiated drilling programs to test southeast trending arsenic- antimony geochemical anomalies on the Reliance property, two kilometers east of the Golden claim. In 1988 proven and drill indicated reserves stood at 410,916 tonnes grading 5.96 grams per tonne gold (George Cross News Letter Apr. 14,
1988).

On the BRX property, two kilometres south of the Golden claim, major development work targeted auriferous quartz-carbonate veins. The property includes a large block of reverted crown granted claims and some modified grid claims covering 1068 hectares and six major occurrences (Golden Gate, Axizona, Ural, Gloria Kitty, Whynot and California). Over 5,400 metres of diamond drilling and 9000 metres of underground development have been completed on the BRX property primarily on the Arizona, Ural and California vein systems. The only recorded production was from the Arizona Mine, which produced 467 grams of gold and 311 grams of silver from 4,343 tonnes of ore in 1938 (Minfile #092JNE024).

In May 1987, Chevron Minerals Ltd. began an extensive surface exploration program on the Wayside property of which a portion is now covered by the Golden claim. Details of the exploration programs are documented in B.C. Department of Mines assessment reports #16,718 and #18,240. Over 400 geochemical soil samples were collected along contour traverses in the north half and east boundary area of the claim. I Property scale geological mapping (1:5000), prospecting and geophysical surveys were completed by Chevron geologists as part of the 1988 exploration program in this area. Analysis of soil geochemical samples produced minor elevated gold values (10 to 15 ppb Au) in 45 samples although analysis of the rock samples failed to return any significant results. Twenty-nine line kilometers of VLF-EM 16 was completed in the area just north of the town of Gold Bridge along east-west lines spaced 50 metres apart. Results of this survey indicate several north-south trending conductors possibly related to parallel fault contacts of chert/greenstone.

Initial results were not considered encouraging and although the sampling and geophysical surveys were lacking in some detail Chevron decided to continue to focus on the main zones of mineralization around the Wayside mine. Exploration activity on the property since that time was minimal and the claim was allowed to lapse in March 1998 when it was staked by Edward Skoda.


5.0 REGIONAL GEOLOGY
--------------------

Government mappers have published comprehensive descriptions of the geology of the Bridge River region and appear in Cairnes (1937), and more recently Leitch and Godwin (I 986) and Church (I 987). The region lies within a fault bounded block of oceanic rocks called the Bridge River terrane and sandwiched between the larger accreted terranes of

                                  FIGURE No. 3

                             (REGIONAL GEOLOGY MAP)

                                 (Not Included)

                                    FIGURE 3a

                               LEGEND To FIGURE 3

                                 (Not Included)

Stikinia on the east and Wrangellia on the west. The Bridge River terrane could be abducted oceanic floor transported with one of the larger terranes.

The base of the Bridge River terrane is composed of Permo-Triassic (?) back arc volcanics and sediments of the Fergusson (Bridge River) Group. This is overlain by formations of the Triassic- Jurassic Cadwallader Group. The stratified rocks are intruded by syn-volcanic intermediate plutons (Bralorne intrusives) and faulted against ophiolitic ultramafic intrusions (President Intrusions). Jurassic and Cretaceous basinal sediments and rift volcanics (Taylor Creek and Kingsvale Groups) are sequentially intruded by Cretaceous and Tertiary plutons of felsic composition (Coast Range and Bendor Intrusions). Relatively flat lying Tertiary intermediate to mafic volcanics (Rexmount porphyry and Plateau basalt) cap the lithologic sequence.


5.1 STRATIGRAPHY
----------------

The principal bedded rocks in the Bridge River Camp are the Fergusson, Cadwallader and Taylor Creek Groups. On a regional scale they are exposed mainly along a wide axial zone of a broad complex antiforinal structure, that plunges to the northwest along an axis that passes through Shalath and Tyaughton lakes and contains the main valleys of Bridge river and Seton lake.

The oldest known unit in the area is the Fergusson or Bridge River Group (Middle Triassic and older) which consists primarily of thick sequences of ribboned chert, schist, gneiss and some marble beds. In localized areas numerous greenstone dykes and sills cut the sediments.

The Fergusson Group is overlain in turn by three formations of the Cadwallader Group (Upper Triassic). From oldest to youngest they are the Pioneer Formation, Noel Formation and Hurley Formation and are best exposed in the area of the Bralorne-Pioneer mine. The Pioneer Formation consists of greenstones often described as pillow lavas and aquagene breccias and appear connected to greenstone feeders seen intruding the

Fergusson Group. This unit forms one of the principal host rocks for gold veins in the Pioneer mine. The Noel Formation is a black argillite and siltstone unit and overlies Fergusson cherts in the area of Noel creek but nearby rests on greenstones of the Pioneer Formation. The Hurley Formation, named for type exposures in the Hurley river, consists essentially of brown to black argillite intercalated with gritty siltstones, sandstones and some calcarenites. The upper part of the formation contains beds of coarse volcanic breccias ranging from dacitic to basaltic in composition.

Cretaceous sediments of the Taylor Creek Group consists of a cyclic sequences of polymictic pebble and conglomerate beds interlayered with sandstones and siltstones. A dark grey argillite marker zone (50m) occurs near the top of the succession estimated to exceed 3000 metres in the type section of the Taylor Creek basin. The source of fragments within the conglomerate beds is believed to be from the Fergusson Group and Hurley Formation.


5.2 INTRUSIVES
--------------

The main igneous intrusions are the Bralorne diorite, the President ultrabasic rocks and quartz diorite and granodiorite of the Coast plutonic complex. Radiometric dating has helped clarify the sequence of intrusive events in the Bridge River area (Harrop and Sinclair, 1986). Current age data indicate Bralorne intrusive stocks are intermediate in age between Upper Cretaceous Coast Plutonic rocks west of the area and the younger Tertiary Bendor pluton to the east. Bendor intrusions are the youngest of the major intrusions in the Bridge River camp and represent the eastern edge of the Coast Plutonic Complex.

The Bralorne diorite is a greenish-grey rock, variably textured from fine to course grained and appears mottled due a reticulate pattern of light colored veinlets of felsic minerals. Irregular shaped masses of so called "soda granite" are seen in both sharp and gradational contact with the diorite at outcrop scale. The different phases of Bralorne intrusives are exposed from south of the Pioneer mine to just north of the town of Gold Bridge and are principal host rocks for gold veins at Bralorne-Pioneer. The alignment and shape of these bodies suggest emplacement along a major fault zone (ie: Cadwallader and Fergusson Faults).

President intrusive ultrabasic rocks and metainorphic equivalents (serpentinite) form lenticular bodies and occur along the same northwest trend as the Bralorne intrusives suggesting a similar method of emplacement. Gold-bearing veins in workings of the Bralorne camp lie adjacent to and terminate against these serpentine bodies.


5.3 STRUCTURE
-------------

Repeated cycles of folding and faulting has created a complex structural history in the Bridge River area which is recorded in the oldest rocks of the area; the intricately folded Fergusson Group. The structural history is further complicated by deformation along irregular margins of granitic plutons and rotation of beds by repeated episodes of faulting.

The major fault lineaments strike north and northwesterly and coincide with zones of ultrainafic rocks mapped on the surface. The principal shear direction changes from northwest in the area of the Bralorne-Pioneer mine to north-south in the area north of Gold Bridge between Wayside and Tyaughton lake.

Fault and vein orientations are well documented from the old producing mines at Bralorne and Pioneer. Major faults of the area can be grouped in two principle systems, each of which comprises two or more sets of faults. One system consists of two sets of perpendicular fractures, which strike approximately at right angles to each other, and at acute angles to the trend of formations. The other system consists of two sets of fractures with opposed dips, but which strike parallel to each other and to the trend of the overall formations. Fractures of the first system contain the principle veins of the area and formed earlier than the second as they are cut off by some faults belonging to the second system. The fractures of the second system are mainly shear zones in less competent sedimentary units; whereas the veins which belong to the first fracture system are in the more competent Bralorne intrusives and Pioneer greenstones.

The Fergusson fault and Cadwallader shear represent the most important and continuous fractures in the second system. The Fergusson fault, which strikes northwesterly to northerly and dips steeply northeast, can be traced from the Pioneer extension property through the Pioneer and Bralorne mines to the California workings of the BRX and the Wayside property. The Cadwallader shear roughly parallels the Fergusson, but dips southwest rather than northeast, and bounds the west end of veins in the Pioneer and Bralorne mines. Another important geologic structure follows a chain of lakes beginning with Mead lake in the south and running through Kingdom, Noel, and McDonald lakes. The unnamed fault was confirmed by drilling in the Noel Lake area during an exploration program conducted by Levon Resources in 1994 (J. Miller-Tait, 1998; personal comm.).


6.0 MINERALIZATION IN THE BRIDGE RIVER CAMP
-------------------------------------------

The Bridge River mining camp contains 73 mineral occurrences covering a roughly elliptical area that includes the former producing gold-silver mines of Bralorne and Pioneer (Figure 4). Total production from these two mines was about 4.15 million ounces gold and 0.95 million ounces silver from 7.9 million tons of ore grading 0.53 oz/ton gold and 0.12 oz/ton silver (between 1899 and 1971). This makes it the largest gold producer in British Columbia's history approaching the size of major vein camps in the Canadian Shield such as the Hollinger and Macintyre mines, which produced more than 10 million ounces of gold each.

Periodic reactivation along extensive fracture systems provided the necessary channelways for distributing mineral bearing solutions in the camp and also served as the loci for emplacement of the Bralorne intrusive suite. Auriferous quartz veins tend to be hosted in dilatent zones, which formed in competent brittle diorites, sodagranites and greenstones. Episodic movements in dilatent fissure zones formed characteristic banding of sulphides and native gold in the ore at Bralorne. Where fissures pass through less competent sedimentary rocks the veins tend to pinch out and horsetail due to lack of open spaces.

The Minto and Congress former producing mines are considered silver rich and have relatively low Au/Ag ratios compared to Bralorne (5.4) and Pioneer (4). Minto produced 546.0 kg gold and 1,573.0 kg silver from 79,073 tonnes of ore resulting in a Au/Ag ratio of 0.35. Peak production years were in the 1930's. Production at the Congress mine was at a test scale only and recorded 2.5 kg gold and 1.3 kg silver recovered from 943 tonnes of material mined giving a Au/Ag ratio of 1.9. The alignment of the Congress, Minto and Reliance deposits, along with high silver values and associated antimony mineralization, defines a separate younger metalogenic trend within the Bridge River camp.


6.1 METAL ZONING PATTERNS
-------------------------

Several workers (Woodsworth, 1977; Harrop, 1986; Church, 1987) have noted the metal zoning of deposits in the Bridge River camp and their position relative to the Coast granitic intrusives (Figure 4). In this model the Coast plutons are the heat source and possible origin of metals which move laterally across the eastern flank of the Coast Plutonic Complex. Supporting evidence for the model points to a 35 kilometre zonation of deposits which are arsenic rich nearer the core (Bralorne-Pioneer) passing through an antimony zone (Congress, Minto) to deposits enriched in mercury (Lillomer prospect). The zones progressed southwest to northeast, from oldest to youngest, and some overlapping or gradation between zones is apparent.

At the Congress mine gold-silver-antimony ore is hosted in shear/vein systems associated with Tertiary porphyry dykes distal to granitic intrusions. The shear/vein systems contain cinnabar which would not be stable at the higher temperatures of formation for quartz veins at Pioneer- Pioneer. Metals are also vertically zoned at the Congress where gold and arsenopyrite increase with depth at the same time as stibnite decreases (Harrop and Sinclair, 1986). The same study analyzed production data from the Bralorne mine and

                                  FIGURE No. 4

                             (METAL ZONING PATTERNS)

                                 (Not Included)
noted a similar enrichment of gold with depth expressed as gold/silver ratios which was not due to changes in the extraction process.


7.0 PROPERTY GEOLOGY
--------------------

Massive to finely bedded cherty argillites and volcanics of the Bridge River (Fergusson) Group outcrop and underlie the claim area. Argillites are not well exposed in stream' valleys due to their fractured nature and weather brown-orange when exposed at higher elevations. Dark green to purple colored basalts of the Pioneer Formation weather brown and provide the host for mineralized veins on the Reliance occurrence on the Menika Mining Co. Ltd. property two kilometers to the east. Tertiary aged diorite porphyry dykes have been found to cut the Bendor pluton and were probably emplaced at about the same time but have not yet been mapped on the property. Similar dioritic feldspar porphyry dykes are aligned parallel to bedding at the Minto and Congress mines and are related to mineralizing events there. As is common in the Bridge River area, much of the claim is covered by a layer of recent volcanic ash which varies from a few centimetres to a metre thick in some areas.

Exploration work carried out by Chevron Minerals Ltd. in 1988 included 5000 scale geological mapping of the area currently covered by the Golden claim. Locally the property consists of intermediate to mafic volcanic flows in contact with sediments composed of cherty argillite and interbedded sequences of thin bedded chert separated by very thin argillaceous material. The chert unit has been very tightly folded in a north- northwest direction with steep subvertical dips. The greenstone unit is less defonned except when in fault contact with the chert unit along the primary stratigraphic contact where interlayers of chert occur within the greenstone along the contact. These features trend approximately north-south with a steep westerly dip (80-85o). Bedded and crosscutting narrow quartz-carbonate veins and lenses occur sporadically within the sediments occasionally containing minor pyrite.

                                  FIGURE No. 5

                                PROPERTY GEOLOGY

                                 (Not Included)

                                    FIGURE 5a

                               LEGEND to FIGURE 5

                                 (Not Included)

Most of the alteration in the rocks southeast of Carpenter Lake is due to low grade regional metamorphism (chlorite, calcite, hematitic zones in greenstone etc.). Quartz veins ([less than] lcm) are abundant in the chert, whereas calcite veins (I to 5cm) are common in greenstone. Near the contact of the two major rock units the greenstone is pervasively carbonatized and iron-carbonate alteration is noted. Rare large quartz veins, up to 50 cm in width, occur within the greenstone. Cairnes (1937) mapped a large fault through Sucker Lake and extending southward along Fergusson Creek just south of the property. Miller-Tait (1998) discovered a north-south trending unnamed fault he believes defines the east boundary of all the faults at Bralorne-Pioneer. The fault follows a chain of lakes that includes Mead, Kingdom, Noel and McDonald lakes and crosses the Golden claim near its east boundary. Sheared and highly altered outcrops mapped on the south bank of Steep Creek are evidence for a steep northwest trending shear or fault zone. On the north side of Steep Creek, Menika Mining's drill programs have targeted crosscutting northeast trending structures hosting gold-arsenic-stibnite mineralization.

Mineralization consists of pyrrhotite, pyrite and trace amounts of chalcopyrite hosted primarily within volcanics and feldspar porphyry dykes. Most sulphide occurrences are narrow, generally less than one metre, containing minor quartz-carbonate lenses and are in close proximity to the sediment/volcanic contact zone. Minor gossans occur in the underlying sediments near the contact zone. The contact zones represent the best exploration targets although economic grade mineralization has not yet been discovered.

8.0 CONCLUSIONS
---------------

o The Golden claim is situated within the Bridge River gold camp and includes the former producing mines of Bralorne and Pioneer. Together they produced more than 7 million tonnes of ore grading 18 grains per tonne (4 million ounces), making it the largest gold producer in B.C. history. Typically gold and silver was won from ore shoots in auriferous quartz veins averaging 2 metres wide, 100
- 200 metres in strike length, with dip lengths up to 2000 metres. Key factors in the mineralizing events include proximity to the ultramafic President intrusives, the hosting of veins in brittle Bralorne intrusives and Pioneer greenstones and repeated fault movements of dilational fissure zones and fault intersections.

o Regional studies of mineral occurrences within the Bridge River camp describe lateral mineral zoning across the eastern limit of the Coast Plutonic Complex. Older high temperature gold-arsenic rich deposits occur near the core of the complex (Bralorne-Pioneer) and grade gradually into a younger silver-antimony rich zone (Congress-Minto) then give way to deposits rich in mercury (Lillomer prospect) at the periphery. The Golden claim is situated in the transition between gold-arsenic rich deposits and the silver-antimony zone.

o Several old workings occur close to the property boundaries of the Golden claim (California, Gloria Kitty, Ural, Arizona and Reliance) some of which sustained small-scale production of gold-silver-antimony ores. The Reliance property has proven and drill indicated reserves of 410,916 tonnes of ore grading 5.96 grams/tonne gold. The Wayside Mine, 500 meters northwest, produced 166 kg of gold and 26 kg of silver from 36,977 tonnes of material grading 4.2 g/tonne Au and 0.67 g/tonne Ag.

o Minor elevated gold values (10 to 25 ppb Au) were obtained from 45 geochemical soil samples although one sample did return higher value of 160 ppb gold (DW-573). Another nearby sample (DW-576) yielded coincident Au-Ag-As values (10ppbAu, 0.4 ppmag, 25 ppm As) in proximity to a feldspar porphyry dyke outcrop. Geochemical soil samples were collected along contour traverses however and did not cover the areas of interest in a systematic manner. Past workers have also noted that significant overburden may have masked the geochemical signature and that sampling density may be insufficient to properly define mineralized zones.

o Several north-south trending VLF conductors were discovered from a small survey (I.5 km2) on the northwest side of the property. The conductors appear to follow north-south oriented fault contacts between Pioneer greenstones and Bridge River (Fergussen) Group cherts.

o Bridge River (Fergusson) Group cherty argillite units underly the Golden claim and host silver- antimony-gold mineralization in shears and veins on the nearby Reliance prospect. Similar mineralization styles occur directly across Carpenter Lake at the Congress property where some of the host rocks also include fissured Tertiary feldpar porphyry dykes.


9.0 RECOMMENDATIONS
-------------------

o Airphoto interpretation and reconnaissance mapping is required to determine structural breaks and intersecting fault structures very important to ground preparation and the formation of mineral deposits in the area.

o Construction of a soil geochemical grid across structural features sampled at 25 metre intervals on lines spaced I 00 metres apart. Major north-south striking stratigraphic contacts (greenstone- chert) should be prospected and the grids orientated perpendicular to them should they appear to be mineralized.

o Prospecting and detailed geological mapping at 1:2000 scale or better over the entire claim area. Prospecting could be prioritized according to favorable geologic contacts especially where VLF-EM conductors have already been identified.

o Providing favorable results are obtained in the soil geochemical sampling program additional exploration consisting of trenching and drilling would be recommended to target anomalies from that program.

10.0 REFERENCES
---------------

B. C. Department of Energy, Mines and Petroleum Resources, Assessment Reports #16,817, # 18,240.

Cairnes, C.E. (1937):Geology and Mineral Deposits of the Bridge River Mining Camp, British Columbia, Geological Survey of Canada, Memoir 213, 140 pages.

Church, B.N. (1987): Geology and Mineralization of the Bridge River Mining Camp (92J/15,920/2,92J/10), B.C. Ministry of Energy, Mines and Petroleum Resources, Geological Fieldwork, 1986, Paper 1987-1, pp. 23-29.

Hanna, M.J., James, D., and Church, B.N. (1988): The Reliance Gold Prospect, Bridge River Mining Camp (92J/15), B.C. Ministry of Energy, Mines and Petroleum Resources, Geological Fieldwork, 1987, Paper 1988-1, pp. 325-327.

Harrop, J.C. and Sinclair, A.J. (1986): A Re-evaluation of Production data, Bridge River- Bralorne Camp, B.C. Ministry of Energy, Mines and Petroleum Resources, Geological Fieldwork, 1985, Paper 1986-1, pp. 303-310.

Leitch, C. and Godwin, C. 1. (1986): Geology of the Bralorne-Pioneer Gold Camp (92J/1 5), B.C. Ministry of Energy, Mines and Petroleum Resources, Geological Fieldwork 1985, Paper 1986-1, pp. 311-316.

Miller-Tait, J (1998): personal communication

MINFILE : 092JNEOO 1, 2, 7, 4, 29, 30, 33 ; Bralorne, Pioneer, Congress, Wayside, Reliance, Minto.

Pantaleyev, A. (I 99 1): Gold in the Canadian Cordillera - A Focus on Epithermal and Deeper Environments; in Ore Deposits, Tectonics and Metallogeny in the Canadian Cordillera, B.C. Ministry of Energy, Mines and Petroleum Resources, Paper 1991-4, pp. 163-205.

Robert, F. (1996): Quartz-Carbonate Vein Gold; in Geology of Canadian Mineral Deposit Types, (ed.) O.R. Eckstrand, W.D. Sinclair, and R.I. Thorpe; Geological Survey of Canada, Geology of Canada, no. 8, pp. 350-366.

Woodsworth, G.J., Pearson, D.E. and Sinclair, A.J. (1977): Metal Distribution Patterns across the Eastern Flank of the Coast Plutonic Complex, South-Central British Columbia, Economic Geology, Vol. 72, 1977, pp. 170-183.

Woodsworth, G.J. (I 977): Pemberton Map Area (92J); Geological Survey of Canada, Open File 482. 14

                                   APPENDIX 1
                            ------------------------
                           STATEMENT OF QUALIFICATIONS
                         -----------------------------



I, CALVIN LAWRENCE CHURCH, hereby certify that:

    1. I am a consulting geologist with an office at 1733 Napier St., Vancouver, British Columbia, Canada, V5L 2NI.

    2. I am a graduate of the University of British Columbia with a Bachelor of Sciences degree in Geology (1987).

    3. I am a Fellow of the Geological Association of Canada and a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia.

    4. I have practiced my profession since 1987 working as an employee or consultant for International Mining Companies and Junior Resource Companies.

    5. I have written reports and completed work programs on various properties in the Bridge River area (BRX, Pilot Extention, Silverside, Paymaster) from 1992-1994.

    6. I have not received or expect to receive any interest in the properties of The Bralorne Mining Co. and do not beneficially own, directly or indirectly, any securities of the company.

    7. This report is based on the study of B.C. Ministry of Mines technical papers and published reports on the property.

    8. I consent to the use of this report, or summary thereof, in a statement of material facts or for use in documents filed with any regulatory authority.

    Dated at Vancouver, British Columbia, this 3d day of February 1999.

Calvin Church, P.Geo.
Consulting Geologist